SCHEDULE 13g

Amendment No. 7
OHM Corporation
Common Stock
Cusip #670839109
Filing Fee:  No

Cusip #670839109
Item 1:   Reporting Person - James L. Kirk - (SS# ###-##-####)
Item 2:   (b)X
Item 4:   U.S.A.
Item 5:   1,888,972
Item 6:   0
Item 7:   1,888,972
Item 8:   0
Item 9:   1,888,972
Item 10:  X
Item 11:  12.2%
Item 12:  IN

Item 1(a) Name of Issuer:

               OHM Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

               16406 US Route 224 East
               Findlay, OH  45840

Item 2(a) Name of Person Filing:

               James L. Kirk

Item 2(b) Address of Principal Business Office or, if none, Residence:

               16046 US Route 224 East
               Findlay, OH  45840

Item 2(c) Citizenship:

               U.S.A.

Item 2(d) Title of Class of Securities:

               Common Stock, $0.10 Par Value

Item 2(e) CUSIP Number:

               670839109

Item 3    Status of Person Filing:


February 7, 1994


/s/James L. Kirk
James L. Kirk